UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2013
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
February 2013 Up 4.9% Year over Year

Mexico City, March 5, 2013 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for February 2013 increased by 4.9% when compared to February 2012.

This announcement reflects comparisons between February 1 through February 28, 2013 and 2012. Transit and general aviation passengers are excluded. In 2013 February had 28 days while in 2012 it had 29.

Domestic
Airport	February 2012	February 2013	% Change
Cancún	256,810	275,416	7.2
Cozumel	5,529	5,262	(4.8)
Huatulco	27,165	24,772	(8.8)
Mérida	86,378	85,097	(1.5)
Minatitlán	9,589	10,248	6.9
Oaxaca	28,792	31,739	10.2
Tapachula	11,664	11,077	(5.0)
Veracruz	56,213	67,112	19.4
Villahermosa	64,734	67,560	4.4
Total Domestic	546,874	578,283	5.7

International
Airport	February 2012	February 2013	% Change
Cancún	967,002	1,010,193	4.5
Cozumel	42,394	38,830	(8.4)
Huatulco	12,037	18,166	50.9
Mérida	8,381	9,576	14.3
Minatitlán	383	420	9.7
Oaxaca	4,471	4,511	0.9
Tapachula	590	469	(20.5)
Veracruz	7,795	6,860	(12.0)
Villahermosa	3,859	3,895	0.9
Total International	1,046,912	1,092,920	4.4

ASUR Page 1 of 2

Total
Airport	February 2012	February 2013	% Change
Cancún	1,223,812	1,285,609	5.0
Cozumel	47,923	44,092	(8.0)
Huatulco	39,202	42,938	9.5
Mérida	94,759	94,673	(0.1)
Minatitlán	9,972	10,668	7.0
Oaxaca	33,263	36,250	9.0
Tapachula	12,254	11,546	(5.8)
Veracruz	64,008	73,972	15.6
Villahermosa	68,593	71,455	4.2
ASUR Total	1,593,786	1,671,203	4.9

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: March 5, 2013